SECURIT 06007863 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-51558

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: HAMPTON SECURITIES (USA), INC.

Hampton Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 Adelaide Street West, Suite 1800
(No. and Street)

Toronto Ontario (Canada) (City) M5H 3L5 (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Manni Buttar 416-862-8654
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

BCE Place, 181 Bay Street, Suite 1400 (Address) (City) Toronto (State) Ontario M5J 2V1 (Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [ ] Public Accountant
- [X] Accountant not resident in United States or any of its possessions.

PROCESSED JUL 21 2006 THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED MAR 06 2006 WASH, D.C. 185

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

AB 7/20/06

OATH OR AFFIRMATION

I, Manni Buttar, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hampton Securities (USA) Inc. for the year ended December 31, 2005, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

____

Chief Financial/Operating Officer

April 5, 2006

Date

Subscribed and sworn to before me,
On this 5 day of April, 2006

____

Notary Public

Deloitte.

Deloitte & Touche LLP
BCE Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: (416) 601-6150
Fax: (416) 601-6151
www.deloitte.ca

March 30, 2006

Mr. Manni Buttar
Chief Financial Officer
Hampton Securities Inc.
141 Adelaide Street West
Suite 1800
Toronto, ON M5H 3L5

Dear Mr. Buttar:

Enclosed is a new copy of the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934. We confirm there were no material differences in net capital between the December 31, 2005 annual filing of audited financial statements and the unaudited FOCUS report as of December 31, 2005.

Yours very truly,

Deloitte & Touche LLP

Paul Gibbons
Partner
Deloitte & Touche LLP

Enclosure

HAMPTON SECURITIES (USA) INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

As at December 31, 2005
[Expressed in U.S. dollars]

Total stockholder's equity	$ 340,661
Deductions	-
Net capital	340,661
Computation of minimum net capital requirement: (Greater of $250,000 or 6 2/3% of aggregate indebetedness, as defined)	250,000
Excess net capital	$ 90,661
Aggregate indebtedness*	$ 195,536
Ratio of aggregate indebtedness to net capital	0.57:1

* Aggregated indebtedness is calculated as total liabilities less direct brokerage rebates to the extent of cash deposit segregated for the exclusive benefit of customers of $112,614 (Note 8).

The above computation of the net capital in the amount of $340,661 does not differ materially from the Company's unaudited FOCUS report as of December 31, 2005 and filed on January 25, 2006.